EXHIBIT 99.1

Hydro Calls for Extraordinary General Meeting On 5 July 2007

OSLO, Norway, May 29, 2007 (PRIME NEWSWIRE) -- Norsk Hydro ASA will hold an Extraordinary General Meeting of shareholders on 5 July 2007 to vote on the proposed merger of the petroleum activities of Norsk Hydro ASA with Statoil ASA. The Boards of Directors of Hydro and Statoil resolved on 12 and 13 March 2007, respectively, to recommend the merger. Hydro's Corporate Assembly considered the proposal from the Board of Directors on 29 March 2007 and recommends that the general meeting of the company adopts the merger.

Following the U.S. Securities and Exchange Commission (SEC) approval of Statoil's Registration Statement on Form F-4, which includes the prospectus relating to the planned merger of Hydro's petroleum activities with Statoil on Friday 25 May 2007, all documentation is now in place for Hydro's shareholders to consider the proposed merger.

The Extraordinary General Meeting will be held on Thursday, 5 July 2007 at 17:00 CET at Radisson SAS Scandinavia Hotel, Holbergsgate 30, Oslo, Norway.

All shareholders registered directly in the Norwegian Central Securities Depository, except those subscribing to electronic notices of general meetings, will shortly receive the notice of the Extraordinary General Meeting accompanied by the extensive documentation that has been prepared in connection with the approval of the "Merger Plan". Holders of Hydro's American Depositary Receipts will also receive the material. All documents are also available on Hydro's website www.hydro.com.

To the shareholders of Norsk Hydro ASA

NOTICE OF EXTRAORDINARY GENERAL MEETING IN NORSK HYDRO ASA

Notice is hereby given that an Extraordinary General Meeting of Norsk Hydro ASA will be held at Radisson SAS Scandinavia Hotel, Holbergsgate 30, Oslo

                  on Thursday, 5 July 2007 at 17:00.

Items on the agenda:

1. Approval of the Merger Plan between Norsk Hydro ASA and Statoil ASA

On 12 March 2007, the Board of Directors approved a plan for a merger of the petroleum activities of Norsk Hydro ASA with Statoil ASA, drafted as a demerger plan in accordance with the Public Limited Companies Act, section 14-4 (the "Merger Plan").

A proposal for a capital reduction in connection with the Merger and a corresponding proposal for amendments of the Articles of Association are set out in the enclosed Merger Plan. For a more detailed description of the Merger, reference is made to the Merger Plan.

The approval of the Merger Plan implies that the share capital of Norsk Hydro ASA will be reduced by NOK 3,197,265,703.34, by means of reduction of the nominal value of each share from NOK 3.66 to NOK 1.098 as a result of the Merger. The number of shares will remain unchanged.

The Board of Directors proposes that the General Meeting passes the following resolution: "The plan for a demerger of Norsk Hydro ASA as part of the merger of Norsk Hydro ASA's petroleum activities with Statoil ASA entered into by the boards of directors of Norsk Hydro ASA and Statoil ASA on 12 and 13 March respectively, is approved, including the capital reduction and the amendment of the articles of association as set out in the Merger Plan section 6.1."

2. Capital reduction by cancellation of treasury shares and redemption of shares owned by the Norwegian State

On 9 May 2006 the General Meeting authorised the Board of Directors to buy-back treasury shares in the market with a total nominal value of up to NOK 82,241,964.12. The authorisation was conditional upon the subsequent redemption and cancellation of the shares. The Norwegian State has committed itself to participate in the capital reduction on a pro-rata basis when the shares are cancelled, so that the State's ownership interest of 43.82% remains unchanged.

In light of the above, the Board of Directors proposes that the General Meeting pass the following resolution: "The share capital of the company is to be reduced by NOK 140,904,531.96 from NOK 4,708,426,965.30 to NOK 4,567,522,433.34 by means of cancellation of 21,627,000 treasury shares and redemption of 16,871,506 shares owned on behalf of the Norwegian State by the Ministry of Trade and Industry, for a payment of the sum of NOK 2 763 661 122 to the Norwegian State as represented by the Ministry of Trade and Industry. This amount corresponds to the average price per share for the buy-back of treasury shares in the market, plus interest compensation and with reduction for dividends paid in May for the cancelled shares. The portion of the payment which exceeds the nominal value of the shares will be covered by transfer from the premium fund, and the premium fund is thus reduced by NOK 2,701,911,410.04

With effect from the implementation of the capital reduction through registration in the Register of Business Enterprises, Article 4 of the Articles of Association will be amended to read as follows: "The share capital is NOK 4,567,522,433.34 divided into 1,247,956,949 shares each with a nominal value of NOK 3.66. The shares shall be registered in the Norwegian Central Securities Depository. The Board of Directors may refuse the transfer of the shares and may take such other steps as may be necessary to prevent shares being transferred in contravention of the restrictions laid down in Norwegian law."

The latest approved annual report with the auditor's statement has been made available at the company's office for perusal.

3. Authorisation for the Board of Directors to buy back own shares in connection with share purchase program for the employees

The Board of Directors request that the General Meeting issue an authorisation to acquire own shares with the purpose of fulfilment of the employees' share purchase program.

In light of the above, the Board of Directors proposes that the General Meeting passes the following resolution: "The General Meeting of Norsk Hydro ASA hereby authorises the Board of Directors to allow the Company to acquire a total of 621.895 Norsk Hydro ASA shares in the market with a nominal value of NOK 2,276,135.70. The lowest and highest price to be paid per share with a nominal value of NOK 3.66 shall be NOK 100 and NOK 300 respectively. Within the terms of this authorization, the Board of Directors is free to decide the timing and manner in which the buy-back of shares shall take place in the market. Shares acquired in accordance with the authorisation may only be used for the purpose of fulfilment of the share purchase program for employees. This authorisation will apply from 5 July 2007 until 30 September 2007 inclusive."

4. Amendment of the Articles of Association

As a consequence of the Norwegian title "generaldirektoer" ("President and CEO") in practice having been replaced by the title "konsernsjef" ("President and CEO"), the Board of Directors proposes that the Norwegian Articles of Association is amended accordingly.

In light of the above, the Board of Directors proposes that Article 6 of the Norwegian Articles of Association is amended to read as follows: "Styret kan gi styremedlem, konsernsjef eller bestemt betegnede ansatte rett til a tegne selskapets firma og herunder tildele prokura. Styret kan bestemme at rett til a tegne selskapets firma bare kan utoeves av flere i fellesskap."

The English translation of Article 6 of the Norwegian Articles of Association will remain unchanged and will read as follows: "The board of directors may authorize a board member, the President or specifically designated employees to sign for the company, and also to designate procurators. The board of directors may decide that authorization to sign for the company may only be exercised by several persons jointly. "

The Company's shareholders who are registered in the share register of the Norwegian Central Securities Depository are entitled to attend and vote at the General Meeting. The said shareholders who wish to attend are asked to report this as soon as possible on the enclosed form, no later than 2 July at 16:00, and send it to

 DnB Nor Bank ASA
 Verdipapirservice
 0021 Oslo
 Fax + 47 22 48 11 71

Registration can also take place electronically via the Company's website www.hydro.no/registrer or electronically via the Investor Services (Investortjenester) of the Registry of Securities.

In accordance with Article 10 of the Company's Articles of Association, the General Meeting is chaired by the chairman of the corporate assembly, or, in his absence, the deputy chairman.

Any shareholder is entitled to meet with a proxy, provided that the person brings a written and dated power of attorney.

                           Oslo, 25 May 2007
             For the Board of Directors of Norsk Hydro ASA
                          ------------------
                         Jan Reinas, Chairman

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

http://hugin.info/106/R/1129544/210590.pdf, http://hugin.info/106/R/1129544/210600.pdf

CONTACT:  Norsk Hydro ASA
            +47 22538100
            Fax: +47 22532725
            www.hydro.com
          Press contact
          Inger Sethov
            +47 22532036
            Cell: +47 95022359
            Inger.Sethov@hydro.com
          Investor contact
          Stefan Solberg
            +47 22539280
            Cell: +47 91727528
            Stefan.Solberg@hydro.com
          Drammensveien 264
          N-0240 Oslo
          Norway